Exhibit 99.2

Fitell Corporation Announces Closing of $15 Million Initial Public Offering

Taren Point, New South Wales, Australia, August 10, 2023 -- Fitell Corporation (Nasdaq: FTEL) (“Fitell” or the “Company”), an online retailer of gym and fitness equipment in Australia, today announced the closing of its previously announced firm commitment initial public offering (the “Offering”) of 3,000,000 ordinary shares, par value US$0.0001 per share at a public offering price of US$5.00 per ordinary share. The aggregate gross proceeds of the Offering were US$15 million before deducting underwriting discounts, commissions and other related expenses. In addition, Fitell has granted the underwriters a 45-day option to purchase up to an additional 450,000 ordinary shares at the public offering price, less underwriting discount and commissions. The shares began trading on the Nasdaq Capital Market on August 8, 2023 under the symbol “FTEL.”

The Company intends to use the proceeds for the expansion of Fitell’s online retail gym and fitness equipment business; the development of the Company’s smart connected equipment, interactive platform, and mobile application; the expansion of the Company’s licensing business; potential mergers and acquisitions; and working capital and other general corporate purposes.

Revere Securities LLC and R.F. Lafferty & Co., Inc. (the “Underwriters”) acted as the Underwriters for the Offering. The Crone Law Group P.C. acted as U.S. counsel to the Company and Ascendant Global Advisors acted as the Company’s advisor. Winston & Strawn LLP acted as U.S. counsel to the Underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-267778), as amended, and was declared effective by the SEC on August 7, 2023. The Offering was made only by means of a prospectus forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 650 Fifth Avenue, 35th Floor, New York, NY 10019 USA, or by telephone at (212) 688-2238; or from R.F. Lafferty & Co., Inc. by email at Offerings@rflafferty.com, by standard mail to R.F. Lafferty & Co., Inc., 40 Wall Street, 29th Floor, New York, NY 10005 USA, or by telephone at (212) 293-9090. In addition, a copy of the final prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the registration statement and the final prospectus, and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Fitell Corporation

Fitell Corporation, through GD Wellness Pty Ltd (“GD”), its wholly owned subsidiary, is an online retailer of gym and fitness equipment both under its proprietary brands and other brand names in Australia. The company’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years. The Company’s brand portfolio can be categorized into three proprietary brands under its Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in over 2,000 stock-keeping units (SKUs). For additional information, please visit the Company’s website at www.fitellcorp.com.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Chief Financial Officer

Jamarson Kong

jamarson@gymdirect.com.au

Investor Relations

ir@fitellcorp.com